Mail Stop 3561
	December 5, 2005


Yulong Guo
President
Asia Electrical Power International, Inc.
#703-1112 West Pender Street
Vancouver, BC V6E2S1 Canada

          Re:	Asia Electrical Power International Group, Inc.
	Amendment No. 4 to Registration Statement on Form SB-2
	Filed November 15, 2005
	File No. 333-120114

Dear Mr. Guo:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 60
1. Please explain how Peter Khean, identified as your incorporator in
the Articles of Incorporation filed as Exhibit 3.4, is affiliated to
you.  Disclose the information required by Item 404(d) of
Regulation
S-B regarding those persons considered to be promoters.
2. We note your statement that "we currently have not entered into any transactions with promoters, our directors or officer, principal shareholders other than as mentioned above."  The disclosure required
by Item 404 of Regulation S-B should be addressed in this section. Please revise as appropriate.
* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841
if you have questions on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.



						Sincerely,



						H. Christopher Owings
						Assistant Director



cc:	Dena Khean
	Asia Electrical Power International Group, Inc.
	Via Fax - (604) 263-8579












































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Yulong Guo
Asia Electrical Power International Group, Inc.
December 5, 2005
Page 1